UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NATIONAL HOLDINGS CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

636375107
(CUSIP Number)

Leonard J. Sokolow
National Holdings Corporation
1200 North Federal Highway, Suite 400
Boca Raton, FL 33432
(561) 981-1005
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
(Amendment No. 2)
CUSIP NO. 636375107
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Leonard J. Sokolow
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) ☐ (b) ☒ *
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,170,000**
	8	SHARED VOTING POWER 831,623***
	9	SOLE DISPOSITIVE POWER 1,170,000**
	10	SHARED DISPOSITIVE POWER 831,623***
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,001,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%****
14	TYPE OF REPORTING PERSON IN
* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
** This amount includes 1,170,000 shares issuable upon exercise of fully-vested stock options, including those vesting with 60 days of this report.
*** This amount includes (i) 15,555 shares of Common Stock held by the reporting person’s adult son, (ii) 15,555 shares of Common Stock held by the reporting person’s wife as custodian for the reporting person’s minor son, and (iii) 800,513 shares of Common Stock held jointly by the reporting person and his wife.  The reporting person expressly disclaims beneficial ownership of the shares of common stock held by the reporting person’s adult son and by the reporting person’s wife as custodian for the reporting person’s minor son, and this statement shall not be deemed an admission that the reporting person is the beneficial owner of these shares.
**** Calculated after including the above referenced shares of Common Stock issuable upon exercise of fully-vested stock options in the numerator and the denominator.

Item 1.   Security and Issuer .

This Amendment No. 2 amends and supplements the Statement on Schedule 13D filed on July 2, 2008 and as amended by Amendment No. 1 to the Statement on Schedule 13D filed on July 21, 2009 (collectively, the “Original Schedule 13D”) by Leonard J. Sokolow (the “Reporting Person”) and relating to the common stock, par value $.02 per share (the “Common Stock”), of National Holdings Corporation, a Delaware corporation (the “Issuer”). Except as disclosed herein, there has been no change in the information previously reported in the Original Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Original Schedule 13D.

This Amendment No. 2 to Statement on Schedule 13D and the Original Schedule 13D are hereinafter collectively referred to as this “Statement.”

Item 3.   Source and Amount of Funds or Other Consideration .

The information set forth in Item 3 of the Original Statement is hereby amended and supplemented by adding the following:

Except as set forth below in response to Item 4 of this Amendment No. 2 to Statement on Schedule 13D, the Reporting Person did not expend any funds in connection with the acquisition of the securities described in Item 4 of this Amendment No. 2 to Statement on Schedule 13D, which description is incorporated by reference in response to this Item 3.

Item 4.   Purpose of Transaction .

The information set forth in Item 4 of the Original Statement is hereby amended and supplemented by adding the following:

On December 29, 2009, a stock option to purchase 52,500 shares of Common Stock granted to the Reporting Person by vFinance, Inc. on December 29, 2006 vested in accordance with its terms.  Additionally, on December 30, 2009, a stock option to purchase 70,000 shares of Common Stock granted to the Reporting Person by vFinance, Inc. on December 30, 2005 vested in accordance with its terms.  These options were assumed by the Issuer in connection with its July 2008 merger with vFinance, Inc.

On July 1, 2010, 250,000 stock options that had been granted to Reporting Person on July 1, 2008 will vest in accordance with their terms.

Item 5.   Interest in Securities of the Issuer .

The information set forth in Item 5 of the Original Statement is hereby amended by the following:

(a)
According to the Issuer, there were 17,276,704 shares of Common Stock outstanding as of May 1, 2010.  The Reporting Person may be deemed the beneficial owner of 2,001,623 shares of Common Stock, which represents 10.9% of the outstanding shares of Common Stock.  Such amount includes (i) 800,513 shares of Common Stock owned jointly by the Reporting Person and his wife, (ii) 31,110 shares of Common Stock that may be deemed beneficially owned by the Reporting Person and (iii) 1,170,000 shares of Common Stock issuable upon exercise of fully-vested stock options.

(b)	The Reporting Person exercises sole voting and dispositive power with respect to 1,170,000 shares of Common Stock issuable upon exercise of fully-vested stock options.

The Reporting Person may be deemed to exercise shared voting and dispositive power with respect to the 831,623 shares of Common Stock that may be deemed beneficially owned by the Reporting Person.  Of these 831,623 shares of Common Stock, (i) 15,555 shares of Common Stock are held by the Reporting Person’s adult son, Joshua Sokolow, (ii) 15,555 shares of Common Stock are held by the Reporting Person’s wife as custodian for the Reporting Person’s minor son, and (iii) 800,513 shares of Common Stock are held jointly by the Reporting Person and his wife.  The Reporting Person expressly disclaims beneficial ownership of the shares of common stock held by Joshua Sokolow and by Sharon Sokolow as custodian for the Reporting Person’s minor son, and this Statement shall not be deemed an admission that the Reporting Person is the beneficial owner of these shares.

Sharon Sokolow has a residence address at 19783 115th Avenue S., Boca Raton Florida, 33498 and is unemployed.  Joshua Sokolow has a residence address at 19783 115th Avenue S., Boca Raton Florida, 33498 and is a student.  During the last five years, neither Sharon Sokolow nor Joshua Sokolow has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Each of Sharon Sokolow and Joshua Sokolow is a United States citizen.

(c)	Except as set forth in this Statement, there have been no sales or purchases with respect to the Issuer's shares effected during the past sixty days by the Reporting Person.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, his shares of Common Stock.

(e)	Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 4, 2010

/S/ LEONARD J. SOKOLOW
Leonard J. Sokolow